Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Dronedek Corporation
7601 E. 88th Place, Building 3
Indianapolis, IN 46256
dronedek.com

Up to $4,999,999.20 in Common Stock at $2.80
Minimum Target Amount: $9,998.80

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Dronedek Corporation
Address: 7601 E. 88th Place, Building 3, Indianapolis, IN 46256
State of Incorporation: DE
Date Incorporated: April 30, 2020

Terms:

Equity

Offering Minimum: $9,998.80 | 3,571 shares of Common Stock
Offering Maximum: $4,999,999.20 | 1,785,714 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.80
Minimum Investment Amount (per investor): $280.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based:

Invest within the first ten days and receive 20% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Dronedek will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.80 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $280. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the time of

offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Dronedek Mailboxes enable automated delivery of packages, products, food, and more.

Our mailbox-as-a-service enables on-demand, smart, secure, climate-controlled deliveries by couriers, drones, and robots. We are also developing a delivery marketplace. The marketplace sells optimal combinations of delivery times, mailbox space, and related promotions. This prioritizes pizza deliveries during the Super Bowl, carrier deliveries during business hours, and pharmacy at night.

As an early innovator, we have obtained patents that secure our leadership in automated delivery endpoints. It's a huge opportunity whose time has come. We aim to serve the 160 million+ businesses and residents with US addresses - and later we will serve the globe.

We believe the future of automated delivery mailboxes has arrived in Dronedek. As one of the earliest secured drone delivery receptacle patent application filers, we believe Dronedek is the future of drone delivery.

Dronedek controls the exclusive secured drone delivery smart mailbox patents which we believe is one of the largest undeveloped global market opportunities in the world. Dronedek's patents have created a global opportunity that includes every residential and commercial address in the USA.*

* https://www.dronedek.com/patents/

All of the current Patent and patent applications are secured under an exclusive license from the owner/inventor Dan O'Toole (Signed 5/26/2020 and approved under Board Resolution No. 7). Additional IP including patents, derivatives, and trademarks from Dan O'Toole ("stockholder") for Dronedek Corporation are included in this Exclusive License. The license renews automatically (Part 7 of the license). Future Intellectual Property rights for pending applications of the corporation are protected by IP agreements with its employees and contractors as work-for-hire persons assigning their rights directly to the corporation.

Beginning June 1, 2020, the Company began paying the stockholder a monthly license fee of $10,000. Once revenue from sales, rentals, and leases begins, the Company is required to pay $25.00 per unit sold. If the Company does not sell 400 units per month (or $10,000), the original fixed $10,000 is to be paid. Accordingly, for the years ended December 31, 2021, and 2020, the Company recorded licensing fee costs in the amount of $120,000 and $70,000, respectively. For the eight months ended August 31, 2022, the Company recorded licensing fee costs in the amount of $80,000.

Competitors and Industry

Industry

We believe the total addressable market for Dronedek is the 163 million addresses serviced by the United States Postal Service (source: https://facts.usps.com). Even at $100 per address, this opportunity represents tens of billions of dollars in opportunity.

Competition

Our competitive advantage is Dronedek's intellectual property patents which provide the company with the first position in the secured drone and robotic delivery mailbox. We beat Amazon to the patent office by nine days and the United States Postal Services by two weeks.

Our aggressive sales and marketing campaign in the target markets, supported by a national branding campaign over the patent life through 2036 will support Dronedek's first-in-market leading smart mailbox drone receptacle.

The competition (Amazon, UPS, FedEx, and other logistics players) may attempt to enter the market, but Dronedek's patents will help protect our delivery system advantage. In addition, companies such as Valqari and Airbox are still looking for business models that don't infringe on our IP.

Current Stage and Roadmap

Current Stage

Dronedek is presently pre-revenue. The financing and capitalization of the organization is the next step. We anticipate that this funding round will help us accelerate prototype development and test marketing with an initial limited production run for product development and identification of sourcing partners and manufacturers.

Future Roadmap

Dronedek's Go live launch service offering/revenue phase will follow the 6 to 18-month pre-revenue phase.

Dronedek's go-live revenue subscription phase includes sales and marketing of residential and commercial addresses in targeted geographical markets. Subscription service provides the last mile solutions for drone delivery and other unmanned autonomous vehicle delivery, conventional delivery, food, beverage, medical and pharmaceuticals, and other general parcels.

Implementation and go live for the early adapters in strategic markets includes medical and college campuses to build early penetration of adapters clusters.

The Team

Officers and Directors

Name: Daniel O'Toole

Daniel O'Toole's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman & CEO
  Dates of Service: February 28, 2019 - Present
  Responsibilities: Strategic Development & Operational Execution

Other business experience in the past three years:

- **Employer:** Facility Maintenance USA, Inc
  Title: CEO
  Dates of Service: January 30, 2007 - January 30, 2020
  Responsibilities: Operational planning and strategy

Other business experience in the past three years:

- **Employer:** Striker Realty Group
  Title: CEO/Managing Broker
  Dates of Service: May 30, 2016 - Present
  Responsibilities: Operational planning and strategy

Name: Arthur G. Beriault

Arthur G. Beriault's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP of Government Affairs
  Dates of Service: April 30, 2020 - Present
  Responsibilities: Administer and maintain policies involving federal, state and local government affairs

- **Position:** Treasurer
  Dates of Service: May 15, 2022 - Present
  Responsibilities: Oversees financial transactions and fundraising efforts

Other business experience in the past three years:

- **Employer:** Floor Coverings International of Carmel
  Title: Owner
  Dates of Service: April 15, 2016 - July 15, 2021

Responsibilities: Served as CEO of flooring business until sold in October 2021.

Name: John Ritchison

John Ritchison's current primary role is with Ritchison Law Offices. John Ritchison currently services 12 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Attorney
  Dates of Service: April 30, 2020 - Present
  Responsibilities: Manage the legal affairs of the corporation, particularly the intellectual property (patents, trademarks, etc).

- **Position:** Secretary
  Dates of Service: April 30, 2020 - Present
  Responsibilities: Manage board meeting minutes and resolutions

Other business experience in the past three years:

- **Employer:** Ritchison Law Offices
  Title: Patent Attorney
  Dates of Service: July 01, 2002 - Present
  Responsibilities: Intellectual Property - patents, trademarks and trade secrets - Prosecution of application with the USPTO, licensing, and consultation for mergers and acquisitions.

Name: Neerav Shah

Neerav Shah's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Strategy Officer
  Dates of Service: February 01, 2021 - Present
  Responsibilities: Innovation and identification of key elements in the autonomous delivery space

- **Position:** Member Board of Directors
  Dates of Service: September 01, 2019 - Present
  Responsibilities: Serve as board member

Other business experience in the past three years:

- **Employer:** PRN Associates, Inc.

Title: Principal
Dates of Service: March 30, 2010 - January 30, 2021
Responsibilities: Operational planning and strategy

Other business experience in the past three years:

- **Employer:** Aerotronic (Techstars Mobility '18)
  Title: Co-Founder/COO
  Dates of Service: January 30, 2015 - Present
  Responsibilities: Operational planning and strategy

Name: Mark D. Hamm

Mark D. Hamm's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: June 01, 2022 - Present
  Responsibilities: Work with CEO to lead team of high-performing professionals to be efficient, productive and effective

- **Position:** Member, Board of Directors
  Dates of Service: June 01, 2022 - Present
  Responsibilities: Serve as board member

Other business experience in the past three years:

- **Employer:** Perimeter Aero
  Title: CEO and Cofounder
  Dates of Service: January 01, 2021 - May 01, 2022
  Responsibilities: Leader and inventor of startup, recruited world-class leadership in robotics, UAS and MIL experts

Other business experience in the past three years:

- **Employer:** Jetavate
  Title: Founding Partner
  Dates of Service: July 01, 2011 - Present
  Responsibilities: Consultant to Fortune 500 innovation teams focused on game-changing innovation, building new businesses, platform strategy, and innovation commercialization

Other business experience in the past three years:

- **Employer:** ProofPort
  Title: Co-Founder/CEO
  Dates of Service: October 30, 2014 - January 30, 2020
  Responsibilities: Operational planning and strategy

Name: Kevin McAdams

Kevin McAdams's current primary role is with Retired. Kevin McAdams currently services 2 hours per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: August 15, 2022 - Present
  Responsibilities: Advising on strategic plans, participating in evaluations, and monitoring financial affairs of the company.

Other business experience in the past three years:

- **Employer:** United States Postal Service
  Title: VP, Delivery, Retail and Fleet Operations
  Dates of Service: May 02, 2016 - December 31, 2020
  Responsibilities: Responsible for First and Last Mile delivery operations for largest last mile network nationally in both average daily deliveries as well delivered volume. Implemented policy , programs and innovative logistic solutions for package processing and delivery. Implemented a robust parcel locker strategy to improve first delivery success. Additionally oversaw a retail network of 30K facilities which also served as first mile entry points for our network. Led fleet operations which included fleet maintenance operations, vehicle procurement , parts inventory and vehicle design program, in house vehicle maintenance facilities as well a 3P repair contracting. Senior level experience in operational excellence, package and shipping solutions , planning and strategy , industry trends , peak package strategy human capital / resources and customer experience. Worked with and collaborated with largest package shippers and mail customers as well as small business customers nationally Collaborated with 3PL platforms , shipping solutions , package consolidators and regional carriers.

Name: Bill Stafford

Bill Stafford's current primary role is with Verizon. Bill Stafford currently services 2 hours per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member

Dates of Service: August 15, 2022 - Present
Responsibilities: Advising on strategic plans, participating in evaluations, and monitoring financial affairs of the company.

Other business experience in the past three years:

- **Employer:** Verizon
  Title: Solutions Delivery Manager, Robotics Business Technology
  Dates of Service: January 31, 2022 - Present
  Responsibilities: Solutions Delivery Manager, Robotics Business Technology

Other business experience in the past three years:

- **Employer:** Purdue University
  Title: UAS Advisory Board
  Dates of Service: November 22, 2019 - Present
  Responsibilities: UAS Advisory Board

Other business experience in the past three years:

- **Employer:** Skyward (a Verizon Company)
  Title: sUAS Services Engineer
  Dates of Service: March 22, 2019 - January 31, 2022
  Responsibilities: Providing small unmanned aircraft systems (sUAS) regulatory, technical, and operational expertise for Skyward's professional service clients. Developing and maintaining operational methodologies for supporting projects such as sUAS training, proof of concepts (POCs) with complex systems, and sUAS standard operating procedures (SOPs).

Name: John Callan

John Callan's current primary role is with Ursa Major Associates, LLC. John Callan currently services 2 hours per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: August 15, 2022 - Present
  Responsibilities: Advising on strategic plans, participating in evaluations, and monitoring financial affairs of the company.

Other business experience in the past three years:

- **Employer:** The PostalVision 2020 Initiative

Title: Founder
Dates of Service: October 29, 2010 - October 30, 2020
Responsibilities: Established in 2010, The PostalVision 2020 Initiative engaged stakeholders from all across the postal ecosystem in an annual critical conversation about what future generations should have in the way of Postal and Parcel Delivery Services. Mission: "to serve as an independent transformative cause that inspires imaginative thinking, stimulates provocative conversation and influences the reinvention of American Postal Services in 2020 and beyond." Since 2011, PostalVision 2020 Conferences gathered thought leaders and stakeholders from all across the global postal-parcel-logistics-delivery ecosystem annually in Washington DC to learn about the disruptive trends transforming our industry and the "eruptive" impact of ecommerce on supply chains, while discovering new opportunities in a radically different future. The PostalVision 2020 Conference was taken over by MarketForce Leaders in Logistics in 2020. Its final event was cancelled in its tenth year due to COVID 19 and henceforth will be managed by Marketforce - Leaders In Logistics in 2021, while John continues to play a key advisory role. See: https://www.ursamajorassociates.com/successes.

Other business experience in the past three years:

- **Employer:** Ursa Major Associates, LLC
  Title: CEO
  Dates of Service: June 01, 2001 - Present
  Responsibilities: John leads this boutique Postal - Parcel - Delivery - Logistics strategy consulting firm devising and developing transformative strategies for clients challenged by: disruptive technology/e-substitution of core products; emerging business paradigms, new breeds of competition springing from converging or colliding market spaces; stagnating or contracting industries. Solutions may be found by conceiving and transitioning to new business models, inventing and applying new products, identifying new market niches or 'sweet spots', entering into culturally unfamiliar operating alliances, executing mergers and/or acquisitions. Clients served are industry leaders; U.S. Postal Service, USPS Office of Inspector General, Royal Mail, Pitney Bowes, Neopost, FedEx, DHL Global Mail, Kodak, YRCW, Aramex, TNS Research Int'l and many independent niche players and start-ups.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed

companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in Dronedek Corporation, a Delaware corporation (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. If we cannot obtain credit when we need it, or on favorable terms, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders

of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Dronedek product. Delays or cost overruns in the development of our Dronedek or failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes

happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
We have a limited operating history on which you can evaluate our business. Our corporate entity has only existed since 2020, and many members of our management team are new to their positions. As a result, our business may be subject to many of the problems, expenses, delays, and risks inherent in the growth of a new business and the integration of key personnel and infrastructure.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns THREE trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. In addition, we have pending patent approvals that may be vulnerable. We license the patents and IP from our founder and CEO, Dan O'Toole. These patents are material to our business.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find

prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers'

operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on DRONEDEK or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on DRONEDEK could harm our reputation and materially negatively impact our financial condition and business.

Industry Risks
Dronedek requires commercial logistic supply chain and other companies to participate in fully developing the Dronedek business plan which may occur slower than anticipated, or may not occur at all.

Execution Risks
DRONEDEK requires a comprehensive organization and company infrastructure development including departmental support from sales, marketing, installation, customer service, technical, regulatory, human resources, accounting and legal to execute its business plan which may occur slower than anticipated. John Ritchison is a part-time officer. As such, it is likely that the company will not make the same progress as it would if they were not.

Lack of availability of components could adversely impact operations
Lack of availability of components for our drone delivery systems could delay or adversely impact our operations. We rely on components, materials, and component parts that are subject to occasional shortages depending on fluctuations in supply and demand and current issues in the global supply chain. Shortages may result in delayed shipments of materials, increased costs, or both

The Securities you are buying are illiquid and subject to restrictions on transfers
It is anticipated that the offering and sale of the Common Shares will be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"). The Securities will be "restricted securities" under the Securities Act. As such, the Securities cannot be resold unless they are registered under the Securities Act and applicable state securities law, or an exemption from registration is available. Therefore, the Securities may be transferred only under circumstances in which an exemption from registration is available. There will be no public market for the Common Shares, and none is expected to develop in the near future, if at all.

We may not be able to effectively manage our growth
As we grow our business, slower growing or reduced demand for our products, increased competition, a decrease in the growth rate of our overall market, failure to

develop and successfully market new products, or the maturation of our business or market could harm our business. We expect to make significant investments in research and development and sales and marketing, expand our operations and infrastructure, design and develop or acquire new products, and enhance our existing products. If our sales do not increase at a sufficient rate to offset these increases in our operating expenses, our profitability may decline in future periods

Regulatory requirements may have a negative impact on our business
Drones and our drone receptacles are subject to substantial regulation under federal, state, and local laws. Federal regulations include those of the Federal Aviation Administration, such as certifications for logistics companies. These laws are subject to change. To the extent the laws change, or if we introduce new delivery systems in the future, some or all of our products may not comply with applicable federal, state, or local laws. Further, certain federal, state, and local laws and industrial standards currently regulate the operation of drones. Although standards for drones are not yet generally available or accepted as industry standards, our products may become subject to federal, state, and local regulation in the future. Compliance with these regulations could be burdensome, time consuming, and expensive.

Our founder and majority shareholder, Dan O'Toole, can exert significant influence over the Company
Our founder is able to control or exert substantial control over our business strategies, business combinations, acquisitions or dispositions of significant assets, issuances of equity, incurrence of debt or other financings. The existence of a controlling member may have the effect of making it difficult for, or may discourage or delay, a third party from seeking to acquire a majority of our outstanding equity, which may decrease the value of equity held by other members.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

If we are unable to continue as a going concern, our securities will have little or no value.
Our financial statements have been prepared on a going concern basis. We have experienced net losses and expect to continue to incur significant expenses and losses for the foreseeable future. These prior losses and expected future losses have had, and will continue to have, an adverse effect on our financial condition. In addition, as noted above, continued operations and our ability to continue as a going concern may be dependent on our ability to obtain additional financing in the near future and thereafter, and there are no assurances that such financing will be available to us at all or will be available in sufficient amounts or on reasonable terms. If we are unable to generate additional funds in the future through sales of our products, financings or from other sources or transactions, we will exhaust our resources and will be unable to

continue operations. If we cannot continue as a going concern, our shareholders would likely lose most or all of their investment in us.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Daniel O'Toole	102,000,000	Common Stock	85.99%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,785,714 of Common Stock.

Common Stock

The amount of security authorized is 200,000,000 with a total of 118,103,521 outstanding.

Voting Rights

One vote per share.

Material Rights

The total number of shares outstanding on a fully diluted basis, 118,103,521 shares, includes 118,103,521 shares of Common Stock shares and does not include 510,000 shares of Common Stock warrants.

Material rights including distribution and preference rights for Shareholder rights are defined and controlled under the Delaware State law. The Company's Bylaws and Articles of Incorporation (and amendments) do not expand those current shareholder rights beyond the state statutes. Amendments or resolutions to any rights of the shareholders are determined and controlled under Article VI, Par 9.

Any dividends declared and paid are to be determined by the Board of Directors under Art VI, Par 7. The Board of Directors is nominated by a current board and elected yearly at the annual meeting with one vote allotted per share of common stock (Bylaws Art 1). Interim Board Member changes are made by the current Board until action at the next annual meeting. The last shareholder meeting was May 15, 2022.

As a pre-revenue company, to date, no dividends have been declared or paid. Dronedek does not expect to declare a dividend in the near future.

Please see the Company's Bylaws attached as Exhibit F.

What it means to be a minority holder

As a minority holder of Common Shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $3,475,944.00
Number of Securities Sold: 2,918,122
Use of proceeds: The net proceeds were used for working capital and general corporate purposes.
Date: August 31, 2021
Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,954,604.75
  Number of Securities Sold: 1,868,216
  Use of proceeds: Working capital
  Date: August 26, 2022
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Overview

Our current monthly burn rate is approximately $150,000/month, with zero revenue. Based on our current cash on hand as of September 2022, this means we are viable for another 18 months. Our plan is to go operational in 2025.

Bridge Years 2023-25

We are planning for a $3.5MM yearly crowdsourcing target (which we raised in a parallel effort in 2021 on WeFunder) for both 2023 and 2024, allowing us to hold plenty of cash on hand in preparation for future and ongoing operational expenses. This number does not include possible angel investments, which have averaged $1.0 MM per anum for the last two years.

Based upon our monthly burn rate of $150,000 per month, here is our target breakdown for resource allocation and operational spending:

-Sales 15%

-Marketing 7%

-Cost of Goods Sold (Support, Success, Financing, Warranty) 20%

-Product, R&D 25%

-Customer Support, Service, & Success 13%

-General & Administrative 20%

2025- Beyond

We aim to be operational with 75,000 units installed by end of 2025.

Foreseeable major expenses based on projections:

The foreseeable major expenses based on projections include the following: Research & Development; Pilots / Product Development; Test market identification and rollout; and Legal / Intellectual Property.

Future operational challenges:

Future operational challenges include the following:

- Iterative development of product, customer pilots, and operations rely heavily on continuous learning and co-creation with customers. They inherently contain learning and risk. The goal is to de-risk the business as product-market-fit and milestones for scaling are achieved.

- The pace of market adaptation and customer penetration.

- Collaboration with key customers, technology providers, professional service providers, and channels

Future challenges related to capital resources:

Future challenges related to capital resources include access to continuing funding sources and raising on the platform as management executes the business plan.

Future milestones and events:

Future milestones and events that will significantly impact the company financially include the following:

- Industry adaptation

- Marketing penetration

- Sales penetration

- Customer service support

- Product installation

- Development of key customers, technology providers, professional service providers and channels

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Dronedek had approximately $1.6M of cash on hand as of September 9, 2022. The Company has no existing lines of credit. We will likely require additional financing in excess of the proceeds from the current offering.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical to the company's operations and will allow the company to launch its business plan. These funds will provide the necessary capital to operate and execute its plan until the next fundraise.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, the funds from this campaign are necessary for the long-term viability of the company which is in its pre-revenue phase.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Should we hit our minimum funding target, our projected runway is approximately 24 months before we need to raise further capital. This estimate is based on our current run rate plus the costs of implementing pilots for the remainder of 2022 as we execute our business plan. We will be able to scale the pre-revenue phase according to the amount of funds we raise.

How long will you be able to operate the company if you raise your maximum funding

goal?

If we raise the maximum of $5 million, Dronedek would expect to operate for approximately three years and would have the flexibility to accelerate the pre-revenue phase with the appropriate growth. The objective is to become revenue-producing by the end of 2023 or early 2024.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company is actively pursuing other opportunities in the market that may provide additional sources of capital. We do not have the ability to make mandatory capital calls from existing investors.

Indebtedness

- **Creditor:** Two Investors (Paul Evans & Brian Grigsby)
  Amount Owed: $66,450.00
  Interest Rate: 0.0%
  Maturity Date: May 11, 2025
  The Company has issued and has outstanding 510,000 shares of common stock warrants. They were granted to two investors. The first investor holds common stock warrants for 250,000 shares that were issued on March 21, 2021, and the common stock warrants for 260,000 shares were issued to the second investor on May 11, 2021.

Related Party Transactions

- **Name of Entity:** Daniel O'Toole
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: On May 26, 2020, the company entered into an agreement with a stockholder of the company (the founder) for the use of a patent.
  Material Terms: Beginning June 1, 2020, the Company began paying the stockholder a monthly license fee of $10,000. Once revenue from sales, rentals, and leases begins, the Company is required to pay $25.00 per unit sold. If the Company does not sell 400 units per month (or $10,000), the original fixed $10,000 is to be paid. Accordingly, for the years ended December 31, 2021 and 2020, the Company recorded licensing fee costs in the amount of $120,000 and $70,000, respectively.

- **Name of Entity:** Striker Property Group LLC

Names of 20% owners: Daniel O'Toole
Relationship to Company: Officer
Nature / amount of interest in the transaction: Striker Property Group is owned by Daniel O'Toole, Dronedek's CEO. The company rents a warehouse from Striker.
Material Terms: The rent is $1,500 a month and the lease is on a month-to-month basis.

Valuation

Pre-Money Valuation: $330,689,858.80

Valuation Details:

This valuation is a function of successfully raising funds, over multiple rounds, over multiple years, while exceeding investor expectations by delivering an ongoing series of valuable and de-risking milestones along the way.

Our assets and achievements include:

1. An industry-leading position in IP/patents, much like Qualcomm's in cellphone technology

2. The design, manufacture, and deployment of two generations of smart mailboxes with customers and partners.

3. The current development of our third-gen mailbox system and marketplace will be operationalized at scale.

4. We have grown our team and board with more industry expertise, knowledge, and ability to execute

5. Most recently, a multi-week automated and courier delivery pilot with the US Post Office, Uber Eats, Doordash, McDonald's, and other local retailers, businesses, and restaurants.

6. Acknowledged Market leader/brand in smart automation mailboxes - working with many drone, robotic, retail, and other players in automated delivery

Many industry counterparts, who are also pre-revenue, have 9-figure and 10-figure valuations. As leaders in drones, robotics, autonomy, and drone services they will benefit from the largest change in e-commerce since the internet - like we do. E-commerce on-demand - to your door or business - is a world-economy-changing opportunity, in which we hold a linch-pin role.

It's now acknowledged that an automated delivery supply chain will have limited success without a secure, smart, climate-controlled receptacle like Dronedek's. Our valuation reflects the fact that we are an indispensable component of the last mile of

automated deliveries by drones, robots, autonomous vehicles, and couriers from the likes of Uber Eats, UPS, and Walmart.

Initially, we will be targeting a single-digit percentage of the US market with our mail-box-as-a-service and automated-delivery marketplace (which enables scheduling, space reservation, and promotion for automated deliveries). Our business model is designed to deliver annual recurring revenue in the billions. If we value our business with the same timeframe and industry potential that our comparables are valued with, its easy to see why future-looking investors, seeking the next Amazon or Google, have made investments in the building blocks of tomorrow's automated logistics and delivery industry at our prior levels of valuations. For Dronedek, a single-digit percentage of just the 160 million plus US addresses represents a recurring revenue opportunity measured in the billions over the next decade.

Publicly-disclosed valuations of the following comparable companies include:

• Joby Aviation: Raised a $100M Series B in February 2018 at a valuation of $350M. The company is pre-commercial.

• Nuro: Raised a $600M Series D in November 2021 at a valuation of $8B. The company is pre-commercial.

• Zipline: Raised a $250M Series E in June 2021 at a valuation of $2.5B. The company remains in the pilot stage in the U.S. but offers autonomous delivery in Rwanda and Ghana.

Our competitive advantage is Dronedek's intellectual property patents which provide the company with the first position for the secured drone and robotic delivery mailbox. We beat Amazon to the patent office by nine days and the United States Postal Services by two weeks.

Dronedek patents: https://www.dronedek.com/patents/

Patent 1 https://patents.google.com/patent/US9840340B2/en?oq=9%2c840%2c340

The Company set its valuation internally without a formal-third party independent evaluation.

The total number of shares outstanding on a fully diluted basis, 118,103,521 shares, includes 118,103,521 shares of Common Stock shares and does not include 510,000 shares of Common Stock warrants.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.80 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  13.0%
  DRONDEK's marketing strategy includes a robust target marketing multiple cross channel medium including social media platforms, television, radio and print media. The multi-level marketing channels promotional campaign will be supported with integrated sales and advertising campaigns. The sales efforts will implement a call center infrastructure with a highly incentive commission structure to motivate and reward the individual and team-based sales force at the appropriate level required to execute in a dynamic high-volume customer acquisition rate dictated by the market demand.

- *Research & Development*
  53.5%
  Prototype development. R&D for patented product development to provide protection for use as secured to porch, roof, window, house or mounted to new or existing edifice or mailbox. The smart mailbox patent includes secured weather proof, interior cool and heated cargo bay, security camera, receptacle includes GPS location, temperature-controlled environment, reverse logistic return parcel mode, two- way communication for receiving and shipping notifications, toxic sensors, bar coding scanning and printing, slot for USPS service, drone mapping and weather data capabilities. and Test Marketing are critical components.

- *Company Employment*
  20.0%
  Strategic development of operational infrastructure, build up of general and administrative functions, executive leadership and financial reporting and accounting.

- *Operations*
  3.0%
  Insurance, office and miscellaneous expenses

- *Working Capital*
  5.0%
  Start Up Pre-launch Cash reserve

If we raise the over allotment amount of $4,999,999.20, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  13.0%
  DRONEDEK's marketing strategy includes a robust target marketing multiple cross channel medium including social media platforms, television, radio and print media. The multi-level marketing channels promotional campaign will be

supported with integrated sales and advertising campaign. The sales efforts will implement a call center infrastructure with a highly incentivize commission structure to motive and reward the individual and team-based sales force at the appropriate level required to execute in a dynamic high-volume customer acquisition rate dictated by the market demand.

- *Research & Development*
  53.5%
  R&D includes Prototype development and test marketing. The patent provides protection for use as secured to porch, roof, window, house or mounted to new or existing edifice or mailbox. The smart mailbox patent includes secured weather proof, interior cool and heated cargo bay, security camera, receptacle includes GPS location, temperature-controlled environment, reverse logistic return parcel mode, two- way communication for receiving and shipping notifications, toxic sensors, bar coding scanning and printing, slot for USPS service, drone mapping and weather data capabilities

- *Company Employment*
  20.0%
  Strategic execution of business plan with CEO, CFO and build out the General Administration infrastructure

- *Operations*
  3.0%
  Office, Insurance and support functions.

- *Working Capital*
  5.0%
  Start up Pre Revenue Cash Reserve

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the

report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at dronedek.com (Investor Relations Section).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/dronedek

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Dronedek Corporation

[See attached]

DRONEDEK CORPORATION

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT

DRONEDEK Corporation
TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
DRONEDEK Corporation
Indianapolis, Indiana

Opinion

We have audited the accompanying financial statements of DRONEDEK Corporation (a Delaware corporation), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DRONEDEK Corporation as of December 31, 2021, and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of DRONEDEK Corporation and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred net losses in all years of operations and expects to incur future losses which raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Responsibilities of Management for the Financial Statements (Continued)

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about DRONEDEK Corporation's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of DRONEDEK Corporation's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about DRONEDEK Corporation's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Daszkal Bolton LLP

Boca Raton, Florida

April 18, 2022

FINANCIAL STATEMENTS

DRONEDEK Corporation

BALANCE SHEETS

December 31, 2021 and 2020

	2021	2020
ASSETS		
CURRENT ASSETS		
Cash	$ 2,677,012	$ 276,876
Prepaid expenses	3,167	-
Other current assets	5,692	-
Total current assets	2,685,871	276,876
CONSTRUCTION IN PROGRESS	512,328	141,826
LONG-TERM ASSETS		
Security deposit	1,500	-
Indiana Economic Development for Growing Economy (EDGE) tax credit receivable	9,195	-
Long-term assets	10,695	-
TOTAL ASSETS	$ 3,208,894	$ 418,702
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 20,091	$ 39,650
Accrued liabilities	29,301	70,000
Total current liabilities	49,392	109,650
STOCKHOLDERS' EQUITY		
Common stock, $0.00005 par value, 200,000,000 shares authorized, 127,621,585 and 123,125,670 shares issued and outstanding at December 31, 2021 and 2020, respectively	6,381	6,157
Additional paid-in capital	4,826,027	449,048
Accumulated deficit	(1,672,906)	(146,153)
Total stockholders' equity	3,159,502	309,052
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,208,894	$ 418,702

See accompanying notes to financial statements.

DRONEDEK Corporation

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2021 and 2020

	2021	2020
GENERAL AND ADMINISTRATIVE EXPENSES		
Advertising expenses	$ 310,917	$ 16,440
Bank charges and fees	3,015	1,728
Insurance expense	14,192	-
Legal and professional fees	249,608	6,426
Licensing fee	120,000	70,000
Marketing and trade show expenses	159,637	16,985
Meals and entertainment	570	-
Miscellaneous expenses	69	-
Office supplies and software	111,174	4,180
Rent expense	3,000	-
Repairs and maintenance	11,056	-
Salaries and wages - office	462,005	28,605
Shipping and freight	12,656	-
Taxes and licenses	27,713	1,260
Travel expenses	50,024	427
Utilities	312	102
LOSS FROM OPERATIONS	1,535,948	146,153
EDGE CREDIT BENEFIT	(9,195)	-
NET LOSS	$ 1,526,753	$ 146,153

See accompanying notes to financial statements.

DRONEDEK Corporation

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2021 and 2020

	Number of Shares	Common Stock ($)	Additional Paid-In Capital ($)	Accumulated Deficit ($)	Total Stockholders' Equity
BALANCE, APRIL 30, 2020 (Date of Incorporation)	-	$ -	$ -	$ -	$ -
Initial stock issuances	122,000,000	6,100	22,400	-	28,500
Issuance of common stock	706,170	36	416,564	-	416,600
Stock-based compensation	419,500	21	84	-	105
Net loss	-	-	-	(146,153)	(146,153)
BALANCE, DECEMBER 31, 2020	123,125,670	6,157	439,048	(146,153)	299,052
Issuance of common stock	3,895,306	194	4,263,884	-	4,264,078
Stock-based compensation	600,609	30	123,095	-	123,125
Net loss	-	-	-	(1,526,753)	(1,526,753)
BALANCE, DECEMBER 31, 2021	127,621,585	$ 6,381	$ 4,826,027	$ (1,672,906)	$ 3,159,502

See accompanying notes to financial statements.

DRONEDEK Corporation

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2021 and 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,526,753)	$ (146,153)
Adjustments to reconcile net loss to net cash from operating activities		
Stock based compensation	123,125	28,606
Changes in operating assets and liabilities		
Increase (decrease) in		
Prepaid expenses	(3,167)	-
Other current assets	(5,692)	-
Security deposit	(1,500)	-
EDGE Credit receivable	(9,195)	-
Increase (decrease) in		
Accounts payable	(19,559)	39,650
Accrued expenses	(40,699)	70,000
Total adjustments	43,313	138,256
Net cash (used in) from operating activities	(1,483,440)	(7,897)
CASH FLOWS FROM INVESTING ACTIVITIES		
Construction in progress, production of prototypes	(370,502)	(141,826)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from the issuance of stock	4,254,078	426,599
NET INCREASE IN CASH	2,400,136	276,876
CASH, BEGINNING OF YEAR	276,876	-
CASH, END OF YEAR	$ 2,677,012	$ 276,876

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

DRONEDEK Corporation (the Company) was incorporated on April 30, 2020, in the State of Delaware. The Company is a developmental technology company with a focus on designing and implementing a commercially viable smart mailbox for drone package receiving and storage. The Company's principal office is located at 7601 East 88th Place, Building #3, Indianapolis, Indiana 46256.

Risks and Uncertainties

The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses, competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

The Company has incurred net losses, and utilized cash in operations since inception, has an accumulated deficit as of December 31, 2021 and 2020, of $1,672,906 and $146,153, respectively, as well as expects to incur future additional losses. The Company has cash available on hand and believes that this cash will be sufficient to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. In the event that the Company does not achieve revenue anticipated in its current operating plan, management has the ability and commitment to reducing operating expenses as necessary. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, generate revenue, and, ultimately, achieve profitable operations.

In March 2020, the COVID-19 virus was declared a global pandemic and continues to spread rapidly. Business continuity, including supply chains and consumer demand across a broad range of industries and countries, has been severely impacted as governments and their citizens take significant and unprecedented measures to mitigate the consequences of the pandemic. Management is carefully monitoring the situation.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (USGAAP).

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

Cash

Cash is defined as currency on hand and on-demand deposits. and unrestricted highly liquid cash investments purchased with a maturity of three (3) months or less to be cash equivalents. There were no cash equivalents at December 31, 2021 and 2020, respectively.

Concentration of Credit Risk

The Company maintains its cash balances at one financial institution. The account is insured by the Federal Deposit Insurance Corporation (FDIC) up to a specified limit. The Company's balances at the financial institutions periodically exceed federally insured limits. At December 31, 2021 and 2020, the Company's uninsured cash balances totaled approximately $2,427,000 and $26,900, respectively. Management believes that the Company is not exposed to any significant risk concerning its cash balances. To date, the Company has not recognized any losses caused by uninsured balances.

Construction In Progress

Construction in progress assets are measured at cost and consist of drone units, drone and mailbox support infrastructure, "smart" mailbox units, and a vehicle. Construction in progress assets are not depreciated until completed, commissioned, and ready for use. The cost of an item consists of the purchase price, any costs directly attributable to bringing the asset to the location, and conditions necessary for its intended use.

Accounts Payable and Accrued Liabilities

Payables are obligations to pay for materials or services that have been acquired or have been rendered in the ordinary course of business from suppliers or vendors. Payables and accrued liabilities are classified as current if payment is due within one year.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

General and Administrative Expenses

General and administrative expenses include compensation, employee benefits, compensation for executive management, finance administration and human resources, facility costs (including rent), professional service fees, and other general overhead costs to support the Company's operations.

Research and Development

Research and development costs, included in office supplies and software on the Statements of Operations, that do not meet the criteria for capitalization are expensed as incurred. Research and development expenses include fees paid to outside consultants for the Company's proprietary technology.

Advertising Expense

The Company's policy is to charge advertising costs to expenses in the period they are incurred. Advertising expenses were $310,917 and $16,440 for the years ended December 31, 2021 and 2020, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating loss, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2021 and 2020, the Company has recorded a full valuation allowance against its deferred tax assets (see Note 11).

Fair Value Measurements

Fair value accounting is applied for all assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company follows established frameworks for measuring fair value and expands disclosures about fair value measurements (see below and Note 4).

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

The Company measures and records the expense related to stock-based payment awards based on the fair value of those awards as determined on the date of grant. The Company recognizes stock-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period, and uses the straight-line method to recognize stock-based compensation, as applicable. For stock-based compensation with performance conditions, the Company records compensation expense when the performance condition is met. The Company uses the *Market Approach,* using the *Prior Company Transactions* method, as the fair market value indication for one (1) share of the Company's common stock, which was determined to be $0.21 as of January 1, 2021.

The *Prior Company Transaction* method utilizes actual transactions in the Company's non-controlling, non-marketable private company equity interests. Therefore, the result is reflective of a non-controlling, non-marketable private company value and no discount for lack of control or marketability was considered necessary in the application of this methodology. As part of this methodology, there are a number of limiting assumptions, however, Management believes it appropriately represents the fair market value indication for one (1) share of the Company's common stock. Since the Company's stock is not publicly traded, the expected volatility is based on the historical and implied volatility of similar companies whose stock or option prices are publicly available, after considering the industry, stage of life cycle, size, market capitalization, and financial leverage of the other companies.

Equity Financing

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and develop a commercially viable drone delivery system. These equity financing transactions involve the issuance of common stock and at times, if the cash investment exceeds $250,000, include equity warrants.

Equity warrants are instruments that bestow upon the holder of the instrument the right to buy a particular stock at a predetermined price within a stipulated time frame. Under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 480, the Company classified the warrants as equity instruments and carries the warrants at the grant date fair market value.

Depending on the terms and conditions of each equity financing transaction, the warrants are exercisable into additional common shares at an agreed-upon price, as defined in the Stock and Warrant Purchase Agreement ("the agreement") prior to the expiration of the warrants as stipulated by the terms of the transaction in the agreement. The fair value of the stock purchase warrants issued is determined by using the Black-Scholes-Merton ("Black-Scholes") model.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity Financing (Continued)

The Black-Scholes model requires the use of highly subjective and complex assumptions, which determine the fair value of warrants, including the warrants' expected terms and the price volatility of the underlying stocks. The Company calculates the fair value of warrants granted by using the Black-Scholes pricing model with the following assumptions:

Expected Volatility: The Company estimated volatility for warrants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the warrant for a term that is approximately equal to the warrants' expected terms.

Expected Term: The expected term of the Company's warrants represent the period that the warrants are expected to be outstanding (typically, to expiration). The Company used the time remaining to the expiration of the warrants (contractual expiration) to compute the expected term, as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Risk-Free Interest Rate: The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with a term that is equal to the warrants' expected terms at the grant date.

Dividend Yield: The Company has not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.

The warrants are not been registered under the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or qualified under any state or foreign securities laws and may not be offered for sale, sold, pledged, hypothecated, or otherwise transferred or assigned unless (*i*) a registration statement covering such shares is effective under the act and is qualified under applicable state and foreign law or (*ii*) the transaction is exempt from the registration and prospectus delivery requirements under the act and the qualification requirements under applicable state and foreign law and, if the corporation requests, an opinion satisfactory to the corporation to such effect has been rendered by counsel. The Company registered with the Security and Exchange Commission (SEC) on July 16, 2021, however, is not yet traded on the public market.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity Financing (Continued)

With respect to the exercise of these warrants, the Company hereby represents, covenants, and agrees:

a. The warrants are, and any warrant issued in substitution for or replacement of these warrants shall be, upon issuance, duly authorized and validly issued.

b. All warrants issuable upon the exercise of these warrants pursuant to the terms hereof shall be, upon issuance, and the Company shall take all such actions as may be necessary or appropriate in order that such warrants are, validly issued, fully paid, and non-assessable, issued without violation of any preemptive or similar rights of any stockholder of the Company and free and clear of all taxes, liens, and charges.

c. The Company shall take all such actions as may be necessary to ensure that all warrants are issued without violation by the Company of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of common stock or other securities constituting warrants may be listed at the time of such exercise (except for official notice of issuance which shall be immediately delivered by the Company upon each such issuance).

d. The Company shall use its best efforts to cause the warrants, immediately upon such exercise, to be listed on any domestic securities exchange upon which shares of common stock or other securities constituting warrants are listed at the time of such exercise.

e. The Company shall pay all expenses in connection with, and all taxes and other governmental charges that may be imposed with respect to, the issuance or delivery of the warrants upon exercise of these warrants; provided, that the Company shall not be required to pay any tax or governmental charge that may be imposed with respect to any applicable withholding or the issuance or delivery of the warrants to any person other than the holder, and no such issuance or delivery shall be made unless and until the person requesting such issuance has paid to the Company the amount of any such tax or has established to the satisfaction of the Company that such tax has been paid.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin ("SAB") Topic 5A - *Expenses of Offering*. Accumulated offering costs were $274,123 and -$0- as of December 31, 2021 and 2020, respectively. These offering costs consisted of professional, regulatory, and other costs; all of which were charged to additional paid-in capital for all funding campaigns (crowdfunding, seed series, etc.) held by the Company.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Upcoming Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, *Leases (Topic 842)*, to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. On June 3, 2020, FASB issued ASU No. 2020-05, *Leases (Topic 842): Effective Dates for Certain Entities,* for private companies, to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. ASU No. 2016-02 originally specified a modified retrospective transition method which requires the entity to initially apply the new leases standard at the beginning of the earliest period presented in the financial statements. In July 2018, FASB issued ASU No. 2018-11, *Leases (Topic 842): Targeted Improvements,* providing a second, optional transition method that allows the entity to apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company is currently assessing the impacts of this new standard, including the two transition methods.

3. GOING CONCERN

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and extinguishment of liabilities in the ordinary course of business. The Company has incurred net losses, and utilized cash in operations since inception, has an accumulated deficit as of December 31, 2021 and 2020, of $1,672,906 and $146,153, respectively, as well as expects to incur future additional losses. The Company has cash available on hand and believes that this cash will be sufficient to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. In the event that the Company does not achieve the revenue anticipated in its current operating plan, management has the ability and commitment to reduce operating expenses as necessary. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, generate revenue, and, ultimately, achieve profitable operations.

4. FAIR VALUE MEASUREMENTS

The Company reports all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

4. FAIR VALUE MEASUREMENTS (Continued)

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2: Inputs to the valuation methodology other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

a. Quoted prices for similar assets or liabilities in active markets,

b. Quoted prices for identical or similar assets or liabilities in inactive markets,

c. Inputs other than quoted prices that are observable for the asset or liability, and

d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The financial statements as of and for the years ended December 31, 2021 and 2020, do not include any nonrecurring fair value measurements relating to assets or liabilities.

4. FAIR VALUE MEASUREMENTS (Continued)

The fair value measurements of assets and liabilities that are measured at fair value on a recurring basis at December 31, 2021 is as follows:

	Assets at Fair Value as of December 31, 2021			
Description	Level 1	Level 2	Level 3	Total
Warrants	$ -	$ -	$ 66,450	$ 66,450

There were no warrants that required fair value measurement at December 31, 2020.

The Company measures the warrants using Level 3 unobservable inputs within either the Black-Scholes pricing model, as described in Note 2. The Company used various key assumptions, such as the fair value of the common stock, volatility, the risk-free interest rate, and expected term (remaining contractual term of the warrants). The fair value of the warrants is included in additional paid in capital on the balance sheet.

A summary of the changes in the fair value of the Company's Level 3 financial instruments at December 31, 2021 and 2020, is as follows:

	2021	2020
BALANCE, BEGINNING OF YEAR	$ -	$ -
Fair value at issuance	66,450	-
BALANCE, END OF YEAR	$ 66,450	$ -

5. COMMITMENTS AND CONTINGENCIES

Lease Obligations

Effective November 15, 2021, the Company began leasing office spaces under a month-to-month lease which can be canceled with a 30-day written notice and agreement to suitable terms by both parties. Under this lease, for months 1 through 12, base rent is $1,500 and for months 13 through 24, increases to $1,545. The Company is required to pay insurance, listing the property owner as an additional insured, and normal maintenance costs for certain of this leased property. As this is a month-to-month tenancy, no deferred rent has been recorded on the Company's books.

Litigation

From time to time, the Company may become involved in various legal proceedings in the ordinary course of its business and may be subject to third-party infringement claims.

5. COMMITMENTS AND CONTINGENCIES (Continued)

In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that the Company's products, when used for their intended purposes, infringe the intellectual property rights of such other third parties, or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the Company's limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim.

From time to time, the Company is subject to various claims that arise in the ordinary course of business. Management believes that any liability of the Company that may arise out of or with respect to these matters will not materially adversely affect the financial position, results of operations, or cash flows of the Company.

6. ECONOMIC DEVELOPMENT FOR A GROWING ECONOMY (EDGE) TAX CREDIT

The EDGE Tax Credit (the "Credit") provides an incentive to businesses to support jobs creation, capital investment and to improve the standard of living for Indiana residents. The refundable corporate income tax credit is calculated as a percentage (not to exceed 100%) of the expected increased tax withholdings generated from new jobs creation. The credit certification is phased in annually for up to 10 years based upon the employment ramp-up outlined by the business. For the year ended December 31, 2021, the Company was eligible for the Credit in the amount of $9,195. For the year ended December 31, 2020, the Company was not eligible for the Credit. As identified in Note 1, the Company is not expected to have taxable income within the next operating year from the date these financial statements are issued, therefore, the Credit is classified as a long-term asset to be used against future Indiana taxable income.

7. RELATED-PARTY TRANSACTIONS

On May 26, 2020, the Company entered in to an agreement with a stockholder of the Company for the use of a patent. Beginning June 1, 2020, the Company began paying the stockholder a monthly license fee of $10,000. Once revenue from sales, rentals, and leases begins, the Company is required to pay $25.00 per unit sold. If the Company does not sell 400 units per month (or $10,000), the original fixed $10,000 is paid. Accordingly, for the years ended December 31, 2021 and 2020, the Company recorded licensing fee costs in the amount of $120,000 and $70,000, respectively.

7. RELATED-PARTY TRANSACTIONS (Continued)

The Company rents a warehouse from an officer and shareholder for $1,500 a month on a month-to-month basis.

An officer and shareholder loaned the Company $29,650 in 2020. The loan carried no interest, had no terms, and was repaid in 2021.

8. COMMON STOCK

As of April 30, 2020 (date of incorporation), the Company had 100,000,000 shares of common stock, with a par value of $0.0001, authorized and available to issue for purposes of satisfying any future transactions.

Effective September 15, 2021, the Company authorized a 2-for-1 stock split (200,000,000 shares authorized).

9. STOCKHOLDERS' EQUITY

Effective November 19, 2021, the Company entered into a promissory note with a stockholder to issue 87,000 shares for $152,250 ($1.75 per share), which is payable in thirty-seven (37) equal payments of $4,000 and one (1) final payment of $4,250, beginning January 2022 through March 2025. There is no interest assessed against the outstanding balance. Accordingly, as of December 31, 2021, the note receivable is netted against the balance included in additional paid-in capital and shares will be released as payments are made.

<u>Stock-Based Compensation - Employees and Non-Employees</u>

Substantially all stock-based compensation, on the date of grant, is fully vested. In certain instances, there may be performance or service requirements in order to vest. As of December 31, 2021 and 2020, all stocks issued as stock-based compensation were fully vested.

Stock-based compensation expense for employees and non-employees was $123,125 and $28,605 for the years ended December 31, 2021 and 2020, respectively.

10. WARRANTS

The warrants will become exercisable on the fourth anniversary of the date of the individual agreement.

	Number of Warrants Outstanding	Weighted Average Exercise Price
BALANCE, DECEMBER 31, 2020	-	$ -
Issued, including stock split	510,000	2.38
BALANCE, DECEMBER 31, 2021	510,000	$ 2.38

The following table reflects the warrants outstanding as at December 31, 2021:

Expiration Date	Type	Exercise Price	Weighted Average Life Remaining	Warrants Outstanding	Black-Scholes Value
March 11, 2025	Warrant	$ 2.38	3.20 years	250,000	$ 32,000
May 11, 2025	Warrant	2.38	3.36 years	260,000	34,450
		$ 2.38	3.28 years	510,000	$ 66,450

11. INCOME TAXES

The net deferred tax amounts in the accompanying balance sheets include the following components:

	2021	2020
FEDERAL		
Deferred tax assets	$ 322,600	$ 10,000
Deferred tax assets valuation allowance	(322,600)	(10,000)
NET DEFERRED FEDERAL TAX ASSETS, NET OF ALLOWANCE	$ -	$ -
STATE		
Deferred tax assets	$ 116,400	$ 2,600
Deferred tax assets valuation allowance	(116,400)	(2,600)
NET DEFERRED STATE TAX ASSETS, NET OF ALLOWANCE	$ -	$ -

11. INCOME TAXES (Continued)

The income tax benefit consists of the following at December 31, 2021 and 2020:

	2021	2020
Federal	$ 322,600	$ 10,000
State	116,400	2,600
Change in valuation allowance	(439,000)	(12,600)
NET DEFERRED TAX ASSETS	$ -	$ -

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to the future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2021 and 2020, the change in the valuation allowance was $439,000 and $12,600, respectively.

A reconciliation of the statutory tax rate to the Company's effective tax rates as of December 31, 2021 and 2020 is as follows:

	2021	2020
Statutory federal income tax rate	21.0%	21.0%
State taxes	7.6%	5.5%
Change in valuation allowance	(28.6%)	(26.5%)
INCOME TAX BENEFIT	0.0%	0.0%

12. SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These events and transactions either provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements (that is, recognized subsequent events), or provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date (that is, non-recognized subsequent events).

12. SUBSEQUENT EVENTS (Continued)

Effective January 13, 2022, the Company received funds totaling $100,000 in exchange for 57,143 common shares.

The Company has evaluated subsequent events through April 18, 2022, which was the date that these financial statements were available for issuance.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Dronedek

Embracing The Evolution Of An Autonomous Last Mile


NASDAQ CELEBRATES
THE NEW SMART MAILBOX
BY DRONEDEK!
ROLLING OUT THIS SUMMER
IN LAWRENCE, INDIANA
DRONEDEK
Nasdaq

Website | Indianapolis, IN | TECHNOLOGY

Dronedek's patented receptacle is a smart mailbox that works with traditional, ground robotics, and drone delivery services. These devices are designed to protect and secure pickups and deliveries for businesses and consumers. Dronedek aims to bring speed, convenience, and security to the last inch of the last mile. The Company is pre-revenue but holds a robust patent and IP portfolio, including 111+ product design and feature claims, and we have begun fielding testing with customers. Our first utility patent, for secure drone delivery, beat big-name competitors by just 4 days.

$0.00 raised

$3,475,944 previously crowdfunded

0 Investors	$331M Valuation
$2.80 Price per Share	$280.00 Min. Investment
Common Shares Offered	Equity Offering Type
$5M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Autonomous and drone deliveries to Dronedek smart mailboxes may reduce delivery costs from $2 to $1, saving the shipping industry $1 billion every 11 days in the US (source).
- Total US online sales in 2021 were over $4.55 trillion, additionally daily global package volume reached 355+ million parcels in the most recently available data (source).
- Dronedek is leveraging decades of experience within its leadership from all walks of corporate America including General Motors (GM), FedEx, the United States Postal Service, small businesses, and the NFL.

OVERVIEW

Dronedek aims to disrupt the last mile of delivery

Dronedek secures the last inch of the last mile by facilitating autonomous delivery while offering our users complete package security and peace of mind. Autonomous delivery is the future and Dronedek interfaces with all forms of delivery from ground and aerial robotics to traditional manned delivery. However, what we found is there have been a number of challenges seeming to have kept autonomous delivery from being ubiquitous. We are overcoming those challenges by offering features such as charging stations, micro-weather and micro-climate data, and signal boosters for connectivity in some of our devices.

We utilize a platform-agnostic approach to consolidate and funnel deliveries (and pickups) from all carriers and services right to your Dronedek. A climate controlled interior means you can have food and medications shipped straight to you without having to worry. Dronedek is revolutionizing the last mile of delivery by unlocking quick, convenient, and eco-friendly deliveries to your home or business and keeping your packages safe.


DRONEDEK
02:30

**The above is a rendering of a future product. Images and video footage are computer generated demo versions. Product is still currently under development and is available for testing and pilots.*

THE PROBLEM & OUR SOLUTION

Dronedek streamlines and secures that last inch of the last mile of delivery

Our findings revealed this could result in:

- Faster delivery
- Cheaper delivery
- Better delivery
- Fresher delivery
- Safer delivery
- More secure delivery
- Autonomous deliveries of all kinds
- Environmentally friendly delivery

It's estimated that in 2021 roughly 210 million packages were stolen in the US (source).

Approximately 1.7 million packages are lost, stolen, or damaged daily in the US (source).


DRONE DELIVERY OPPORTUNITY
PACKAGE THEFT
Our research shows that Packages are easily stolen without a secure receptacle
DRONEDEK will secure packages with a motorized locking door
PRODUCT DAMAGE
Products can be damaged by human error or weather
DRONEDEK's cushioned platform & weatherproof insulation will prevent damage
SPEED OF DELIVERY
Deliveries can be delayed or missed via standard delivery
DRONEDEK simplifies drone delivery, aiming to expedite last-mile fulfillment

**The above is a rendering of a future product. Images and video footage are computer generated demo versions. Product is still currently under development and is available for testing and pilots.*

Dronedek smart mailboxes consolidate all deliveries to one secure point and are adaptable to a wide range of delivery services. The Dronedek app:

- Controls opening and closing of the user door
- Alerts users to package arrivals
- Controls the interior heating and cooling
- Can trigger 9-1-1 and emergency alerts


DRONEDEK
THE SMART MAILBOX
SERVICE VEHICLE
00:17

Simple ground carrier package delivery to Dronedek

Product offerings include markets such as:

- Single family residences
- Multi-family residences
- Portable units
- Hospitals and medical campuses
- Businesses and business parks
- Restaurants

THE MARKET & OUR TRACTION

Our earliest research revealed a critical need for safe, fast, and secure delivery

91% of the 100+ million items shipped daily are 5 pounds or less making them "drone deliverable" (source).

On August 8th, 2022, we launched Phase 1 of our first pilot program alongside the city of Lawrence, Indiana (source). This launch included the world's first delivery of First-Class mail by a traditional ground carrier to a Dronedek smart mailbox, and was featured both locally (source) and nationally (source).


ACTIVE DRONE DELIVERY
PROGRAMS IN 2022
DRONEDEK
OTHER PROGRAMS

Source: Seattle Times, Drone DJ, Freight Waves, Global Newswire, Venture Beat, Fly Zipline, Walmart, El Pollo Loco

According to our findings, trends are showing families and businesses order more online today more than ever. We believe there cannot be large-scale autonomous delivery programs of any kind without Dronedek smart receptacles in the ecosystem.



First ever First-Class mail delivery to Dronedek

WHY INVEST

Invest in Dronedek and the “mailbox of the future”

We envision our smart mailboxes as the center of your daily interactions with food, mail, and parcels. We aim to make our devices funnels to the last mile, in that piece of real estate where every delivery will start and end. We feel that a successful capital campaign may allow us to accelerate research, ramp up development, increase operations, expand our marketing, and continue to grow our team.

Join us on our journey to transform the way all delivery happens. Invest in the autonomous future of delivery, with Dronedek.



**The above is a rendering of a future product. Images and video footage are computer generated demo versions. Product is still currently under development and is available for testing and pilots.*

2014 — Dan O'Toole first has the idea

Driving home on a rural 2-lane road, Dan looked to his right and noticed a drone flying beside him. He wondered: how could drones carry packages to your door, and how could you safeguard deliveries?

2014 — Dan files the first utility patent

Dan files the first utility patent for secured drone delivery, beating Amazon by just nine days, the US Postal Service by some two weeks and others by just 22 days!

2017 — First utility patent approved

Dronedek is awarded the utility patent for a secure drone delivery receptacle.

2019 — Second patent filed and approved

Dronedek's patent portfolio expands the addition of it's second patent

Q1 2019 — Non-working prototype v1

Dan and Dronedek unveil the first non working prototype the secure delivery receptacle.

Q3 2019 — Non-working prototype v2

Dan and Dronedek unveil the second version of a non-working secure drone delivery receptacle prototype.

Q1 2020 — Dronedek attends CES for first trade show

Dan and Dronedek attend their first trade show, the Consumer Electronics Show (CES) in Las Vegas.

April 30, 2020 — Dronedek incorporates

Dronedek incorporates, restructuring from an LLC to a C-corp

Q2 2020 — Dronedek files third patent

Dronedek files its third patent, building out more features and functionalities for the smart delivery receptacle.

Q3 2020 — Dronedek files fourth patent

Dronedek files its fourth patent, building out more features and functionalities for the smart delivery receptacle.

Q3 2020 — First Dronedek angel investor and pre-seed raise

Dan self-funded Dronedek from 2014-2020. In 2020 Dan raises an initial $400k from the first Dronedek investors

Q4 2020 — Crowdfunding campaign launches

Dronedek launches Reg CF equity crowdfunding campaign on WeFunder.com

Q1 2021 — Dronedek selects Headquarters location

Dronedek decides Lawrence, Indiana secures its Headquarters loca

Q2 2021 — Working prototype v1 Residential

Dronedek receives working prototype v1 of a residential unit.

Q3 2021 — Public unveiling of Dronedek residential model v1

A regional AUVSI event in Atlanta, Indiana becomes the first public unveiling and drone delivery demonstration with a Dronedek smart receptacle residential model v1

Q3 2021 — Dronedek at Lawrence Community Safety Day

The City of Lawrence invited Dronedek a drone partner Zing deliver and secure wings for the annu wing eating contes

Q3 2021 — Dronedek teams up for demonstration in Michigan

Dronedek joined partners Airspace Link and Zing for a demonstration delivering snacks t Dronedek smart mailbox at the Lak Taylor Country Clu Taylor, Michigan.

Q3 2021 — Dronedek raises $3.5M at a valuation growing from $123M to $223M

Dronedek earns distinction of highest valuation pre-revenue company to ever successfully crov in the history of crowdfunding.

Q3 2021 — Dronedek case study with Purdue University

Krannert Business School of Management held a competition (Stamina) around a case study on Dronedek. This was the first time a real company was used for this competition.

Q4 2021 — Dronedek at the Shalom Healthcare Golf Outing

Shalom Healthcare invited Dronedek to secure a drone-delivered winning ticket for its annu charity golf outing the Eagle Creek G Club

Q4 2021 — Dronedek partners with Helium

Dronedek partners with Helium to bring LoRaWAN and cellular network access to some smart mailboxes

Q4 2021 — Dronedek partners with BEL

Dronedek partnered with advanced manufacturer Bharat Electronics Limited (BEL) to produce and supply some of their nart mailboxes

Q4 2021 — Working prototype v1 commercial

Dronedek receives working prototype v1 of a commercial unit.

Q1 2022 — Dronedek on iconic NYC Nasdaq screen

Dronedek is asked to be featured on the iconic Nasdaq screen in NYC

Q1 2022 — Dronedek featured on INC.com

Dronedek is featured in its response to pulling future plans for business based on the ongoing conflict in Russia

Q1 2022 — Dronedek featured on Fox Business News Coast to Coast with Neil Cavuto

Dronedek is featured in its response to pulling future plans for business based on the ongoing conflict in Russia

Q1 2022 — Dronedek partners with Vayu Aerospace

Dronedek partners with drone manufacturer and service provider, Alpines 4 Holdings subsidiary Vayu Aerospace

Q2 2022 — Dronedek partners with Speedy Eats

Dronedek partners with mobile-kitchen startup Speedy Eats to help just-in-time delive services meet any delivery services

August 8, 2022 — World's first delivery of First-Class mail to Dronedek

World's first time First-Class Mail was del to a smart mailbo

August 8, 2022 — Dronedek launches first pilot program

Inaugural Dronedek pilot program launches Phase 1 for 10 days in Lawrence, Indiana

Q3 2022 — Dronedek partners with Scylla

Dronedek partners with facial recognition provider Scylla with plans to offer more security features in the future

Q3 2022 — Next capital raise on StartEngine

Dronedek launching Reg CF equity crowdfunding campaign on StartEngine with goal of raising $5M.

Q3 — Dronedek partners with Sera4

Dronedek partners with keyless access control provider Sera4 to be able to issue temporary "keys" and unit access to carriers.

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Meet Our Team



Daniel O'Toole

Founder | Chief Executive Officer | Chairman of the Board

Dronedek patent holder and a strong visionary of growth. Three previous corporate exits as a serial entrepreneur. Previous leadership roles held in startups and commercial real estate.



Neerav Shah

Chief Strategy Officer | Board Member

Techstars-backed venture participant, with successful startup project launched from its incubator program. Rich drone industry background. Prior experience leading initiatives within the autonomous delivery space.



Mark D. Hamm

Chief Operations Officer | Board Member

Former FedEx VP of Innovation, ServiceMaster VP of Customer Experience, AutoZone VP of IT, and serial tech entrepreneur and founder. Expertise in strategy, marketing, innovation, ops, software, IoT, B2B SaaS, big data, ML, RPA, logistics, retail, and services.



Torrey Bievenour

Chief Technology Officer (part-time)

Product engineering executive with strong systems bent. Part of the technological transformation of the lighting industry.

Torrey is currently part-time and works approximately 8 hours per week for Dronedek.



Fred Runco

Chief Commercial Officer (part-time)

Leads Dronedek's B2B business, developing strategies, multiple market segments, and implementation. Additionally, leads the venture funding program.

Fred is currently part-time and works approximately 8 hours per week for Dronedek.

John Ritchison

Corporate Counsel (part-time) | Board Member

Operating officer of a European division of General Motors and credited with the establishment of Dronedek's intellectual property portfolio.

John is currently part-time and works approximately 16 hours per week for Dronedek.



Arthur G. Beriault

VP, Government Affairs (part-time) | Board Member

25-year federal law enforcement career with the United States Postal Inspection Service. Served as senior fraud investigator and internal audit manager at CNO Financial Group (NYSE:CNO). Former CPA and security representative for the National Football League (NFL).

Greg is currently part-time and works approximately 20 hours per week for Dronedek.



Lora O'Toole

VP, Business Development

Extensive experience working with startups. AUVSI Indiana chapter Treasurer. Awarded 30 under 30 in the logistics and advanced manufacturing industries in Indiana by Conexus.



John Callan

Board Member

Co-founder and CEO Ursa Major Associates and Founder PostalVision 2020, Former VP DHL Global Mail, SVP Purolator, President TNT Skypak, VP Marketing DHL Express, Founder and CEO Calico Air Courier



Kevin McAdams

Board Member

Former VP of Delivery, Retail and Fleet Operations for USPS, oversaw delivery operations for largest last mile network nationally. Implemented policy, programs and innovative logistic solutions for package processing and delivery. Oversaw retail network of 30K facilities which also served as first mile entry points for USPS network. Led fleet operations including fleet maintenance operations and vehicle procurement. Provided Officer-level experience and insight in operational excellence, shipping solutions, planning and strategy for USPS. Currently, Founder and CEO of Vertical Mile Consulting providing insight and solutions for Leadership, Strategy and Operational Excellence in first, middle and last mile logistics.



Bill Stafford

Board Member

15-year background as a military, commercial and private aviator. Holding qualifications on multiple manned rotary and fixed-wing aircraft and unmanned platforms. Holds Masters and Undergraduate degrees from Embry Riddle Aeronautical University in Unmanned Systems and Professional Aeronautics, respectively. Currently works at Verizon supporting large organizations' implementation of robotic systems.

Offering Summary

Company	Dronedek Corporation
Corporate Address	7601 E. 88th Place, Building 3, Indianapolis, IN 46256
Offering Minimum	$9,998.80
Offering Maximum	$4,999,999.20
Minimum Investment Amount (per investor)	$280.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	3,571
Maximum Number of Shares Offered	1,785,714
Price per Share	$2.80
Pre-Money Valuation	$330,689,858.80

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based:

Invest within the first ten days and receive 20% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Dronedek will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.80 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $280. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

https://app.frame.io/reviews/da99abca-e8c9-492f-a69b-8b65135a6b8a/51a98ac7-abb4-4d19-88ee-35f112f5ff38

Hey, guys. I'm Dan O'Toole, CEO and founder at Dronedek. And I want to share with you today the drone back story.

We got smart cars, smart computers, smart houses, but what we don't have is a smart mailbox. Until now, that's Dronedek, come on in. in next-generation mailbox for autonomous delivery and conventional delivery we're securing all delivery points to one location

Dronedeck is consolidating all delivery to one secure point. We are the next generation mailbox we're set up to receive and ship autonomously through unmanned driverless vehicles, robotic delivery, aerial drones, as well as conventional delivery and the US mail service.

If you are going to think about a new mailbox, what would you put in it? And that's kind of what we did here at Drone Deck. What if you could have a heated and cooled cargo area, keeping your items cooler, warmer, fresher, all those kind of things.

That's what we've done here. What about notifications? You're waiting for that great new item that you can't wait to get and you get a notification the minute that thing hits your mailbox. How cool is that? Security, right? Every day, 1.6 million items are stolen. What about not having to worry about security anymore? Your item is safe waiting for you when you get home.

Dronedek has the first position patent portfolio in the autonomous delivery space. Our first one, we beat Amazon by just four days, postal service by two weeks, others by less than a month.

We have five patents pending right now. We just extended the US patent portfolio to the world. We've just designated 24 new countries. We're excited about rolling out the IP to the world and Dronedek, that's us. We own that little piece of real estate that is the gateway to every home and business in the world. That number grows by 4000 new addresses. Every single day here in the U.S. So it's an evergreen ever-growing market.

Join our journey and let's go make something great happen.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

BYLAWS

of

DRONEDEK CORPORATION

(the "Corporation")

Article I - Stockholders

1. Annual Meeting. The annual meeting of stockholders shall be held for the election of directors each year at such place, date and time as shall be designated by the board of directors of the Corporation (the "Board of Directors"). Any other proper business may be transacted at the annual meeting. If no date for the annual meeting is established or said meeting is not held on the date established as provided above, a special meeting in lieu thereof may be held or there may be action by written consent of the stockholders on matters to be voted on at the annual meeting, and such special meeting or written consent shall have for the purposes of these Bylaws or otherwise all the force and effect of an annual meeting.

2. Special Meetings. Special meetings of stockholders may be called for any purpose (including, without limitation, the filling of vacancies on the Board of Directors and the election of new members of the Board of Directors). Such special meetings may be called at any time by the Chief Executive Officer, if one is elected, or, if there is no Chief Executive Officer, a President, or by the Board of Directors, or by any stockholder of the Corporation holding 25% or more of the issued and outstanding capital stock of the Corporation (on a fully-diluted basis), but such special meetings may not be called by any other person or persons. The call for the meeting shall state the place, date, hour and purposes of the meeting. Only the purposes specified in the notice of special meeting shall be considered or dealt with at such special meeting.

3. Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a notice stating the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present and vote at such meeting and, in case of a special meeting, the purpose or purposes of the meeting, shall be given by the Secretary (or other person authorized by these Bylaws or by law) not less than ten (10) nor more than sixty (60) days before the meeting to each stockholder entitled to vote thereat and to each stockholder, if any, who, under the certificate of incorporation of the Corporation (as amended, modified or supplemented from time to time, the "Certificate of Incorporation") or under these Bylaws is entitled to such notice. Except as otherwise provided in the Certificate of Incorporation, if mailed, notice is given when deposited in the mail, postage prepaid, directed to such stockholder at such stockholder's address as it appears in the records of

the Corporation. Without limiting the manner by which notice otherwise may be effectively given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the Delaware General Corporation Law (the "DGCL").

4. Adjourned Meetings. If a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place, if any, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken, except that if the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

5. Quorum. The holders of a majority in interest of all stock issued, outstanding and entitled to vote at a meeting, present in person or represented by proxy, shall constitute a quorum. Any meeting may be adjourned from time to time by a majority of the votes properly cast upon the question, whether or not a quorum is present.

6. Voting and Proxies. Except as otherwise provided by the Certificate of Incorporation or law, stockholders shall have one vote for each share of stock entitled to vote owned by them of record according to the books of the Corporation. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy. Every proxy must be signed by the stockholder granting the proxy or by his attorney-in-fact. No proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. Proxies shall be filed with the secretary of the meeting, or of any adjournment thereof. Except as otherwise limited therein, proxies shall entitle the persons authorized thereby to vote at any adjournment of such meeting. A proxy purporting to be executed by or on behalf of a stockholder shall be deemed valid unless challenged at or prior to its exercise and the burden of proving invalidity shall rest on the challenger. A proxy with respect to stock held in the name of two or more persons shall be valid if executed by one of them unless at or prior to exercise of the proxy the Corporation receives a specific written notice to the contrary from any one of them.

7. Action at Meeting. When a quorum is present, any matter before the meeting shall be decided by vote of the holders of a majority of the shares of stock voting on such matter except where a larger vote is required by law, the Certificate of Incorporation or these Bylaws. Any election of directors by stockholders shall be determined by a plurality of the votes cast, except where a larger vote is required by law, the Certificate of Incorporation or these Bylaws. The Corporation shall not directly or indirectly vote any share of its own stock; provided, however, that the Corporation may vote shares which it holds in a fiduciary capacity to the extent permitted by law.

8. Presiding Officer. Meetings of stockholders shall be presided over by the Chairman of the Board of Directors, if one is elected, or in his or her absence, the Vice Chairman of the Board of Directors, if one is elected, or if neither is elected or in their absence, the Chief Executive Officer. The Board of Directors shall have the authority to appoint a temporary presiding officer to serve at any meeting of the stockholders if the Chairman of the Board of Directors, the Vice Chairman of the Board of Directors or the Chief Executive Officer is unable to do so for any reason.

9. Conduct of Meetings. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the presiding officer of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the presiding officer of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (e) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the presiding officer of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

10. Action without a Meeting. Except as otherwise provided in the Certificate of Incorporation, any action required or permitted by law to be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office, by hand or by certified mail, return receipt requested, or to the Corporation's principal place of business or to the officer of the Corporation having custody of the minute book. Every written consent shall bear the date of signature and no written consent shall be effective unless, within sixty (60) days of the earliest dated consent delivered pursuant to these Bylaws, written consents signed by a sufficient number of stockholders entitled to take action are delivered to the Corporation in the manner set forth in these Bylaws. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

11. Stockholder Lists. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Nothing contained in this Section 11 shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting in the manner provided by law. The list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law.

Article II- Directors

1. Powers. The business of the Corporation shall be managed by or under the direction of the Board of Directors, who may exercise all the powers of the Corporation except as otherwise provided by law, the Certificate of Incorporation or these Bylaws. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board of Directors until the vacancy is filled.

2. Number and Qualification. Except as otherwise provided in the Certificate of Incorporation or these Bylaws, the number of directors which shall constitute the whole Board of Directors as of the effective date of these Bylaws shall be determined from time to time by resolution of the Board of Directors. Directors need not be stockholders.

3. Vacancies. Except as otherwise provided in the Certificate of Incorporation, any vacancy in the Board of Directors, however occurring, may be filled by a vote of holders of a majority of the shares of stock entitled to vote in the election of directors pursuant to the Certificate of Incorporation, and the directors so elected shall hold office until the next annual meeting of the stockholders and until their successors are elected and qualified or until their earlier resignation or removal.

4. Tenure. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, directors shall hold office until their successors are elected and qualified or until their earlier resignation or removal. Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

5. Removal. To the extent permitted by law, except as otherwise provided by the Certificate of Incorporation, a director may be removed from office with or without cause by vote of the holders of a majority of the shares of stock entitled to vote in the

election of directors pursuant to the Certificate of Incorporation.

6. Meetings. Regular meetings of the Board of Directors may be held at such time, date and place as may be determined by the Board of Directors. Special meetings of the Board of Directors may be called, orally or in writing, by the Chairman of the Board, the Chief Executive Officer, if one is elected, or, if there is no Chief Executive Officer, a President, or by three (3) or more directors, by delivering notice of such meeting to the directors in accordance with Section 8 of this Article II. Directors may participate in meetings of the Board of Directors by means of conference telephone or other communications equipment by means of which all directors participating in the meeting can hear each other, and participation in a meeting in accordance herewith shall constitute presence in person at such meeting.

7. Notice of Meetings. Regular and special meetings of the Board of Directors shall require notice in accordance with this Section 7, provided that no notice shall be required for regular meetings of the Board of Directors held immediately after the annual meeting of the Stockholders and meetings that are adjourned pursuant to Section 9 of this Article II. Notice of the time, date and place of all regular and special meetings of the Board of Directors shall be given to each director by the Secretary, or Assistant Secretary, or in case of the death, absence, incapacity or refusal of such persons, by the officer or one of the directors calling the meeting. Notice shall be given to each director in person, by telephone, by mail, by facsimile, electronic mail or other form of electronic communications, sent to such director's business or home address at least twenty-four (24) hours in advance of the meeting, or by written notice mailed to such director's business or home address at least forty eight (48) hours in advance of the meeting.

8. Quorum. At any meeting of the Board of Directors, a majority of the total number of directors shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time to another place, time or date, without notice other than announcement at the meeting until a quorum shall be present.

9. Action at Meeting. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, at any meeting of the Board of Directors at which a quorum is present, a majority of the directors present may take any action on behalf of the Board of Directors.

10. Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all members of the Board of Directors consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the records of the meetings of the Board of Directors. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in

electronic form. Any reference herein to a resolution made at a meeting of the Board of Directors shall include an action taken by written consent in lieu of a meeting.

11. Committees.

(a) The Board of Directors, by resolution adopted by a majority of the number of directors fixed in accordance with these Bylaws, may designate an Executive Committee, an Audit Committee, a Compensation Committee and any other committee which the Board deems appropriate. Each committee shall consist of one or more directors of the Corporation. The Board may designate one or more directors as alternate members of any committee who may replace any absent or disqualified member at any meeting of the committee.

(b) Such committees, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all of the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation except where action of the Board of Directors is required by the Delaware General Corporation Law or other applicable law, and may authorize the seal of the Corporation to be affixed to all instruments, papers and documents which may require it; except that regardless of Board resolution, committees of the Board shall have no power to do any of the following: (i) amend the Certificate of Incorporation; (ii) adopt an agreement of merger or consolidation; (iii) recommend to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets; (iv) recommend to the stockholders a dissolution of the Corporation or a revocation of a dissolution; or (v) amend the Bylaws of the Corporation; or (vi) unless the resolution of the Board, the Certificate of Incorporation or these Bylaws expressly so provide, no such committee shall have the power or authority to declare a dividend, to authorize the issuance of stock or to adopt a certificate of ownership and merger.

(c) Regular meetings of committees of the Board shall be held at such time and place as the committee may determine, and special meetings may be called at any time by an officer of the Corporation or by any member of the committee. No notice of any meeting of a committee of the Board shall be required, and a majority of the members of the committee shall constitute a quorum for the transaction of business. Minutes of all such meetings shall be kept and presented to the Board of Directors upon request.

Article III- Officers

1. Enumeration. The officers of the Corporation may consist of a President, a Treasurer, a Secretary, and such other officers, including, without limitation, a Chief Executive Officer and one or more Vice Presidents (including Executive Vice Presidents

or Senior Vice Presidents), Assistant Vice Presidents, Assistant Treasurers and Assistant Secretaries, as the Board of Directors may determine. The Board of Directors may elect from among its members a Chairman of the Board of Directors and a Vice Chairman of the Board of Directors.

2. Election. The President, Treasurer and Secretary shall be elected annually by the Board of Directors at their first meeting following the annual meeting of stockholders. Other officers may be chosen by the Board of Directors at such meeting or at any other meeting.

3. Qualification. No officer need be a stockholder or a director of the Corporation. Any two or more offices may be held by the same person.

4. Tenure. Except as otherwise provided by the Certificate of Incorporation or by these Bylaws, each of the officers of the Corporation shall hold office until the first meeting of the Board of Directors following the next annual meeting of stockholders and until such officer's successor is elected and qualified or until such officer's earlier resignation or removal. Any officer may resign by delivering his or her written resignation to the Corporation, and such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

5. Removal. The Board of Directors may remove any officer with or without cause by a vote of a majority of the directors then in office.

6. Vacancies. Any vacancy in any office may be filled for the unexpired portion of the term by the Board of Directors.

7. Chairman and Vice Chairman of the Board of Directors. Except as otherwise provided by the Board of Directors, the Chairman of the Board of Directors, if one is elected, shall preside, when present, at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall have such other powers and shall perform such duties as the Board of Directors may from time to time designate. Except as provided by the Board of Directors, in the absence of the Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, if one is elected, shall preside, when present, at all meetings of the stockholders and the Board of Directors. The Vice Chairman of the Board of Directors shall have such other powers and shall perform such duties as the Board of Directors may from time to time designate.

8. Chief Executive Officer. In the absence of the Chairman of the Board of Directors and the Vice Chairman of the Board of Directors, the Chief Executive Officer, if one is elected, shall preside, when present, at all meetings of the stockholders and the Board of Directors. The Chief Executive Officer shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.

9. President. The President shall, subject to the direction of the Board of Directors, have general supervision and control of the Corporation's business and shall see that all orders and resolutions of the Board of Directors are carried into effect. In the absence of the Chairman of the Board of Directors, Vice Chairman of the Board of Directors and Chief Executive Officer, the President shall preside, when present, at all meetings of stockholders and the Board of Directors. The President shall have such other powers and shall perform such duties as the Board of Directors may from time to time designate.

10. Vice Presidents and Assistant Vice Presidents. Any Vice President (including any Executive Vice President or Senior Vice President) and any Assistant Vice President shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.

11. Treasurer and Assistant Treasurers. The Treasurer shall, subject to the direction of the Board of Directors, have general charge of the financial affairs of the Corporation and shall cause to be kept accurate books of account. The Treasurer shall have custody of all funds, securities, and valuable documents of the Corporation, except as the Board of Directors may otherwise provide. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all transactions as Treasurer and of the financial condition of the Corporation. The Treasurer shall have such other powers and shall perform such duties as the Board of Directors may from time to time designate. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of the Treasurer and for the restoration to the Corporation, in case of the Treasurer's death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Treasurer's possession or under the Treasurer's control belonging to the Corporation. Any Assistant Treasurer shall have such powers and perform such duties as the Board of Directors may from time to time designate.

12. Secretary and Assistant Secretaries. The Secretary shall record the proceedings of all meetings of the stockholders and the Board of Directors (including committees of the Board of Directors) in books kept for that purpose. In the absence of the Secretary from any such meeting an Assistant Secretary, or if such person is absent, a temporary secretary chosen at the meeting, shall record the proceedings thereof. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give

authorization to any other officer to affix the seal of the Corporation and to attest to the affixing by such officer's signature. The Secretary shall have charge of the stock ledger (which may, however, be kept by any transfer or other agent of the Corporation), shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, and shall have such other duties and powers as may be designated from time to time by the Board of Directors. Any Assistant Secretary shall have such powers and perform such duties as the Board of Directors may from time to time designate.

13. Other Powers and Duties. Subject to these Bylaws, each officer of the Corporation shall have in addition to the duties and powers specifically set forth in these Bylaws, such duties and powers as are customarily incident to such officer's office, and such duties and powers as may be designated from time to time by the Board of Directors.

Article IV- Capital Stock

1. Certificates of Stock. Unless otherwise determined by the Board of Directors, in its sole discretion, all shares of this Corporation shall be uncertificated. To the extent share certificates are authorized, every such certificate for shares shall be signed by the Chairman of Board or the President and the Secretary or an Assistant Secretary. Unless otherwise provided by law, signatures may be facsimile and shall be effective irrespective of whether any person whose signature appears on the certificates shall have ceased to be an officer before the certificate is delivered by the Corporation. Such certificates issued shall bear all statements or legends required by law to be affixed thereto.

2. Transfers. Subject to any restrictions on transfer applicable to such shares, shares of stock shall only be transferred on the books of the Corporation by the holder of record thereof or by such holder's attorney duly authorized in writing, upon surrender to the Corporation or its transfer agent of the certificate or certificates therefor properly endorsed or accompanied by a written assignment or power of attorney properly executed, with transfer stamps (if necessary) affixed, and with such proof of the authenticity of signature as the Corporation or its transfer agent may reasonably require. In that event the Corporation shall issue a new certificate to the person entitled thereto, cancel the old certificate or certificates, and record the transaction on its books.

3. Record Holders. Except as may otherwise be required by law, by the Certificate of Incorporation or by these Bylaws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect thereto, regardless of any transfer, pledge or other disposition of such stock, until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws. It shall be the duty of each stockholder to notify the Corporation of such stockholder's post office address.

4. Record Date. Except as otherwise provided in the Certificate of Incorporation, in order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not precede the date on which it is established, and which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, more than ten (10) days after the date on which the record date for stockholder consent without a meeting is established, nor more than sixty (60) days prior to any other action. In such case only stockholders of record on such record date shall be so entitled notwithstanding any transfer of stock on the books of the Corporation after the record date.

If no record date is fixed, (a) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the next preceding the day on which the meeting is held, (b) the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in this state, to its principal place of business, or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded, and (c) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

5. Lost Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been mutilated, lost, stolen or destroyed, and the Corporation may require the owner of such lost, stolen or destroyed certificate, or his legal representative, to indemnify the Corporation, in a reasonable manner, against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Article V - Indemnification

1. Definitions. For purposes of this Article V:

(a) "Corporate Status" describes the status of a person who is serving or has served as a Director or Officer of the Corporation or its Subsidiaries, or is serving or has served at the request of the Corporation or its Subsidiaries as a director, partner, trustee, officer, employee, fiduciary, or agent of any other Corporation,

partnership, limited liability company, joint venture, trust, foundation, association, organization, employee benefit plan or other enterprise or legal entity. For purposes of this Section 1(a), an Officer or Director of the Corporation who is serving or has served as a director, partner, trustee, officer, employee, fiduciary, or agent of a Subsidiary shall be deemed to be serving at the request of the Corporation;

(b) "Director" means any person who serves or has served the Corporation or its Subsidiaries as a director on the Board of Directors of the Corporation or its Subsidiaries;

(c) "Disinterested Director" means, with respect to each Proceeding in respect of which indemnification is sought hereunder, a Director of the Corporation or its Subsidiaries who is not and was not a party to such Proceeding;

(d) "Expenses" means all reasonable attorneys fees, retainers, court costs, transcript costs, fees of expert witnesses, private investigators and professional advisors (including, without limitation, accountants and investment bankers), travel expenses, duplicating costs, printing and binding costs, costs of preparation of demonstrative evidence and other courtroom presentation aids and devices, costs incurred in connection with document review, organization, imaging and computerization, telephone charges, postage, delivery service fees, and all other disbursements, costs or expenses of the type customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settling or otherwise participating in, a Proceeding;

(e) "Non-Officer Employee" means any person who serves or has served as an employee or agent of the Corporation, but who is not or was not a Director or Officer;

(f) "Officer" means any person who serves or has served the Corporation or its Subsidiaries as an officer appointed by the Board of Directors of the Corporation or its Subsidiaries;

(g) "Proceeding" means any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, inquiry, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative, arbitrative or investigative; and

(h) "Subsidiary" shall mean any corporation, partnership, limited liability company, joint venture, trust or other entity of which the Corporation owns (either directly or through or together with another Subsidiary of the Corporation) either (i) a general partner, managing member or other similar interest or (ii) (A) 50% or more of the voting power of the voting capital equity interests of such corporation, partnership,

limited liability company, joint venture or other entity, or (B) 50% or more of the outstanding voting capital stock or other voting equity interests of such corporation, partnership, limited liability company, joint venture or other entity.

2. Indemnification of Directors and Officers. Subject to the operation of Section 4 of this Article V of these Bylaws, each Director and Officer shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment) against any and all Expenses, judgments, penalties, damages, liabilities, losses, excise taxes, fines and amounts reasonably paid in settlement that are incurred by such Director or Officer or on such Director's or Officer's behalf in connection with any threatened, pending or completed Proceeding or any claim, issue or matter therein, which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director's or Officer's Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful; provided, however, that for any action or suit by or in the right of the Corporation, the indemnification hereunder shall be limited to Expenses actually and reasonably incurred by such Director or Officer and except that no indemnification under such circumstances shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and to the extent of a determination of entitlement to indemnification by the Court of Chancery of the State of Delaware. The rights of indemnification provided by this Section 2 shall continue as to a Director or Officer after he or she has ceased to be a Director or Officer and shall inure to the benefit of his or her heirs, executors, administrators and personal representatives. Notwithstanding the foregoing, the Corporation shall indemnify any Director or Officer seeking indemnification in connection with a Proceeding initiated by such Director or Officer only if such Proceeding was authorized by the Board of Directors of the Corporation, unless such Proceeding was brought to enforce an Officer or Director's rights to indemnification or, in the case of Directors, advancement of Expenses under these Bylaws in accordance with the provisions set forth herein.

3. Indemnification of Non-Officer Employees. Subject to the operation of Section 5 of this Article V of these Bylaws, each Non-Officer Employee may, in the discretion of the Board of Directors of the Corporation, be indemnified by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against any or all Expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by such Non-Officer Employee or on such Non-Officer Employee's behalf in connection with any threatened, pending or completed Proceeding, or any claim, issue or matter therein, which such Non-Officer Employee is, or is threatened to be made, a party to or participant in by reason of such Non-Officer Employee's

Corporate Status, if such Non-Officer Employee acted in good faith and in a manner such Non-Officer Employee reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The rights of indemnification provided by this Section 3 shall exist as to a Non-Officer Employee after he or she has ceased to be a Non-Officer Employee and shall inure to the benefit of his or her heirs, personal representatives, executors and administrators. Notwithstanding the foregoing, the Corporation may indemnify any Non-Officer Employee seeking indemnification in connection with a Proceeding initiated by such Non-Officer Employee only if such Proceeding was authorized by the Board of Directors of the Corporation.

4. Advancement of Expenses to Directors and Officers Prior to Final Disposition.

(a) The Corporation shall advance all Expenses incurred by or on behalf of any Director or Officer in connection with any Proceeding in which such Director or Officer is involved by reason of such Director's or Officer's Corporate Status within ten (10) days after the receipt by the Corporation of a written statement from such Director or Officer requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Director or Officer and shall be preceded or accompanied by an undertaking by or on behalf of such Director or Officer to repay any Expenses so advanced if it shall ultimately be determined that such Director or Officer is not entitled to be indemnified against such Expenses.

(b) If a claim for advancement of Expenses hereunder by a Director or Officer is not paid in full by the Corporation within ten (10) days after receipt by the Corporation of documentation of Expenses and the required undertaking, such Director or Officer may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and if successful in whole or in part, such Director or Officer shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such advancement of Expenses under this Article V shall not be a defense to the action and shall not create a presumption that such advancement is not permissible. The burden of proving that a Director or Officer is not entitled to an advancement of expenses shall be on the Corporation.

(c) In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Director or Officer has not met any applicable standard for indemnification set forth in the DGCL.

5. Advancement of Expenses to Non-Officer Employees Prior to Final Disposition.

(a) The Corporation may, at the discretion of the Board of Directors of the Corporation, advance any or all Expenses incurred by or on behalf of any Non-Officer Employee in connection with any Proceeding in which such is involved by reason of the Corporate Status of such Non-Officer Employee upon the receipt by the Corporation of a statement or statements from such Non-Officer Employee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Non-Officer Employee and shall be preceded or accompanied by an undertaking by or on behalf of such to repay any Expenses so advanced if it shall ultimately be determined that such Non-Officer Employee is not entitled to be indemnified against such Expenses.

b) In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Non-Officer Employee has not met any applicable standard for indemnification set forth in the DGCL.

6. Contractual Nature of Rights.

(a) The foregoing provisions of this Article V shall be deemed to be a contract between the Corporation and each Director and Officer entitled to the benefits hereof at any time while this Article V is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any Proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts. If there exists any conflict between this Article V and any agreement for indemnification entered into between the Corporation and a Director, the terms and conditions of such indemnification agreement shall prevail.

(b) If a claim for indemnification hereunder by a Director or Officer is not paid in full by the Corporation within sixty (60) days after receipt by the Corporation of a written claim for indemnification, such Director or Officer may at any time thereafter bring suit against the Corporation in any court of competent jurisdiction to recover the unpaid amount of the claim, and if successful in whole or in part, such Director or Officer shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such indemnification under this Article V shall not be a defense to the action and shall not create a presumption that such indemnification is not permissible. The burden of proving that a Director or Officer is not entitled to indemnification shall be

on the Corporation.

(c) In any suit brought by a Director or Officer to enforce a right to indemnification hereunder, it shall be a defense that such Director or Officer has not met any applicable standard for indemnification set forth in the DGCL.

7. Non-Exclusivity of Rights. The rights to indemnification and advancement of Expenses set forth in this Article V shall not be exclusive of any other right which any Director or Officer, may have or hereafter acquire under any statute, provision of the Certificate of Incorporation or these Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise.

8. Other Indemnification. The Corporation's obligation, if any, to indemnify any person under this Article V as a result of such person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee, fiduciary, or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, employee benefit plan or enterprise.

9 Merger or Consolidation. For purposes of this Article V, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its Directors, or Officers, so that any person who is or was a Director or Officer of such constituent corporation, or is or was serving at the request of such constituent corporation as a Director or Officer of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same po ition under this Article V with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corp oration if its separate exi tence had continued.

Article VI - Miscellaneous Provisions

1. Fiscal Year. Except as otherwise determined by the Board of Directors, the fiscal year of the Corporation shall end on December 31 of each year.

2. Seal. The Board of Directors shall have power to adopt and alter the seal of the Corporation.

3. Execution of Instruments. Subject to any limitations which may be set forth in a resolution of the Board of Directors, all deeds, leases, transfers, contracts, bonds, mortgages, notes and other obligations to be entered into by the Corporation in the ordinary course of its business without director action may be executed on behalf of the Corporation by, the Chief Executive Officer, a President, or by any other officer, employee or agent of the Corporation as the Board of Directors, the Chief Executive Officer or the President may authorize.

4. Voting of Securities. Unless the Board of Directors otherwise provides, a President, any Vice President or the Treasurer may waive notice of and act on behalf of this Corporation, or appoint another person or persons to act as proxy or attorney in fact for this Corporation with or without discretionary power and/or power of substitution, at any meeting of stockholders or shareholders of any other corporation or organization, any of whose securities are held by this Corporation.

5. Resident Agent. The Board of Directors may appoint a resident agent upon whom legal process may be served in any action or proceeding against the Corporation.

6. Corporate Records. The original or attested copies of the Certificate of Incorporation, Bylaws and records of all meetings of the incorporators, stockholders and the Board of Directors and the stock and transfer records, which shall contain the names of all stockholders, their record addresses and the amount of stock held by each, shall be kept at the principal office of the Corporation, at the office of its counsel, or at an office of its transfer agent.

7. Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or any other purpose and the directors may modify or abolish any such reserve in the manner in which it was created.

8. Checks, Drafts or Orders. All checks, drafts, or other orders for the payment of money by or to the Corporation and all notes and other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, agent or agents of the Corporation, and in such manner, as shall be determined by resolution of the Board of Directors or a duly authorized committee thereof.

9. Amendments. Except as provided in the Certificate of Incorporation, these Bylaws may be altered, amended or repealed, and new Bylaws may be adopted, by the stockholders or by the Board of Directors; provided, however, that (a) the Board of Directors may not alter, amend or repeal any provision of these Bylaws which by law, by the Certificate of Incorporation or by these Bylaws requires action by the stockholders and (b) except as provided in the Certificate of Incorporation, any alteration, amendment or repeal of these Bylaws by the Board of Directors and any new Bylaw adopted by the Board of Directors may be altered, amended or repealed by the stockholders.

10. Waiver of Notice. Whenever notice is required to be given under any provision of these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting needs to be specified in any written waiver or any waiver by electronic transmission.

11. Conflict with Other Documents. If there exists any conflict between the provisions of these Bylaws and the provisions of the Certificate of Incorporation, the applicable provisions of the Certificate of Incorporation or Stockholders Agreement shall prevail.

12. Directors' and Officers' Interests in Contracts. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors, stockholders or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if:

(a) the material facts as to such relationship or interest and as to the contract or transaction are disclosed or known to the Board of Directors or committee of the Board, and the Board of Directors or committee of the Board in good faith authorizes, approves or ratifies the contract or other transaction by the affirmative vote of a majority of the disinterested directors present, even though the disinterested directors be less than a quorum (such interested director to be counted only in calculating the presence of a quorum); or,

(b) the material facts as to such relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to vote thereon, and such contract or other transaction is specifically approved in good faith by the stockholders; or

(c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof, or the stockholders.

Article VII- Offices

1. Registered Office. The registered office of the Corporation in the State of Delaware shall be located at 160 Greentree Drive, Suite 101, Dover, DE. 19904. The name of the Corporation's registered agent at such address shall be National Registered Agents, Inc. The registered office and/or registered agent of the Corporation may be changed from time to time by action of the Board of Directors.

2. Other Offices. The Corporation may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the Corporation may require.

CERTIFICATE OF SECRETARY

I, the undersigned, do hereby certify as follows:

1. I am the duly elected and acting Secretary of DroneDek Corporation, a Delaware corporation.

2. The foregoing Bylaws, constitute the Bylaws of said corporation as duly adopted by action of the Board of Directors of the Corporation.

IN WITNESS WHEREOF, I have hereunto subscribed my name on April ___, 2020.

Daniel S. O'Toole, Secretary

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]


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Thank you all for the support and we can't wait for you to join us in our launch!

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Dronedek Community,

We've had so many people reach out to us about how to get involved in our upcoming StartEngine raise. We want to go ahead and answer the most common questions we've been receiving for everyone to see:

What is StartEngine?

StartEngine is an equity crowdfunding platform. Equity crowdfunding is like Kickstarter but for investing in companies. Instead of backing the project and receiving the product, you invest in the company and receive partial ownership. If the company increases in value, so should your equity.

In our case, we will be issuing some very special early bird perks for early investors!

How much can I invest?

The minimum investment is $280 and there is (almost) no maximum! We have

many investors who plan to purchase $280 and some that will contribute over $25,000. We welcome and thank investors of all check sizes.

Will I get any special benefits or perks from Dronedek after investing?

You bet! But you'll have to wait until our campaign is live to see what we're offering ;)

As always, please reach out with any questions and we look forward to launching our raise with you soon!

Register on StartEngine

- Dan and the Dronedek Team



Disclaimer: No communication from Dronedek or their associates should be considered legal or financial advice. We encourage you to do your own research and understand the risks and regulations of investing and equity crowdfunding. All investments involve risk, including the loss of your entire investment. We are currently 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through StartEngine's platform. Any indication of interest involves no obligation or commitment of any kind.

Copyright © 2022 Dronedek Corporation, All rights reserved.
You are receiving this email because you opted in via our website.

Our mailing address is:
Dronedek Corporation
7601 E 88th Pl Ste 3
Indianapolis, IN 46256-1396

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DRONEDEK®

Wow. The response we've received about our community round has been overwhelming! We can't thank you enough for all the support.

Transparency is a core value for us as we build this company. Since founding Dronedek in 2019, I have sent regular updates to a small group of friends, family, and stakeholders with news on company performance.

With the decision to open a community round on StartEngine, I think it's time to key all of our customers into what's been going on behind the scenes.

2021/2022 Recap:

- We raised nearly $3.5 Million from around 4,400 investors, and earned the distinction of having the highest raise ever for a pre-revenue company with our valuation!
- Our team has grown and we've brought on incredible talent on our Executive Team, our Engineering Team, our Marketing Team, and our Board of Directors
- We've established new partnerships with a ton of strong, forward thinking companies such as Bharat Electronics Limited (BEL), Helium, Vayu Aerospace, Joule Case, Speedy Eats, Hush Aerospace, Scylla, and Sera4
- We announced our first municipal pilot program partner - Lawrence, Indiana, and have successfully completed Phase 1 of the Lawrence smart mailbox pilot program! We completed the world's first delivery of First-Class mail to a Dronedek smart

mailbox, which was covered by local and national news networks including Fox and Friends.
- The drone delivery market is quickly expanding with drone delivery programs scaling out to over 10 states and reaching millions of homes across the United States

As 2022 comes to an end, we're looking ahead and excited about what's coming in 2023, and would love to have you along for the ride!

Make sure to register here to get access to our early bird perks as soon as we're live!

Register on StartEngine

- Dan and the Dronedek Team



Disclaimer: No communication from Dronedek or their associates should be considered legal or financial advice. We encourage you to do your own research and understand the risks and regulations of investing and equity crowdfunding. All investments involve risk, including the loss of your entire investment. We are currently 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through StartEngine's platform. Any indication of interest involves no obligation or commitment of any kind.

Copyright © 2022 Dronedek Corporation, All rights reserved.
You are receiving this email because you opted in via our website.

Our mailing address is:
Dronedek Corporation
7601 E 88th Pl Ste 3
Indianapolis, IN 46256-1396

Add us to your address book

Want to change how you receive these emails?
You can update your preferences or unsubscribe from this list.

Dronedek Community,

We're so excited to announce that we are launching our **community investment round on StartEngine in early October!**

We have big plans for the rest of 2022 and beyond, and we want you to be there every step of the way. We've been humbled by the amount of people who have reached out over the past year about investing in our company and brand.

We've decided to open our StartEngine equity crowdfunding raise to our current investors and community before anyone else to give you the best opportunity to grow with us and benefit from our success.

Make sure you register **here** on our StartEngine page to get notified as soon as our campaign is live for investment!

Register on StartEngine

Our whole team is so excited for this next step in our journey, and we can't wait for you to be a part of it.

Thank you so much for all your support to this point. We truly would not be here without you, and we can't wait for what's next.

Sincerely,

Dan and the Dronedek Team



Disclaimer: No communication from Dronedek or their associates should be considered legal or financial advice. We encourage you to do your own research and understand the risks and regulations of investing and equity crowdfunding. All investments involve risk, including the loss of your entire investment. We are currently 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through StartEngine's platform. Any indication of interest involves no obligation or commitment of any kind.

DRONEDEK

Copyright (C) 2022 Dronedek Corporation. All rights reserved.
You are receiving this email because you opted in via our website.

Our mailing address is:

Dronedek Corporation
7601 E 88th Pl Ste 3
Indianapolis, IN 46256-1396

Add us to your address book

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You can update your preferences or unsubscribe